EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
LDR Holding Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-191663 and No. 333-194336) on Form S-8 and (No. 333-199882) on Form S-3 of LDR Holding Corporation of our report dated February 20, 2015, with respect to the consolidated balance sheets of LDR Holding Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2014, and related financial statement schedule II, which report appears in the December 31, 2014 annual report on Form 10-K of LDR Holding Corporation.

/s/ KPMG LLP

Austin, Texas
February 20, 2015